Exhibit 99.2

ELONG POWER HOLDING LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in U.S. dollars, except for number of shares or otherwise noted)

	As of June 30	As of December 31
	2026	2025
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	5,939,950	443,591
Short-term investments	2,940,490	7,165,232
Accounts receivable	220,295	889,533
Amounts due from related parties	138,091	71,499
Prepaid expenses and other current assets	8,874,078	2,066,487
Current assets held for sale associated with discontinued operation of ELPW	-	1,240,751
Total current assets	18,112,904	11,877,093
Equity method investment	4,572,796
Property, plant and equipment, net	100,255	117,453
Right-of-use assets, net	59,074	71,751
Non-current assets held for sale associated with discontinued operation of ELPW	-	15,674,938
Total non-current assets	4,732,125	15,864,142
Total assets	22,845,029	27,741,235
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term loans-third parties	1,937,582	7,498,469
Short-term loans-related parties	4,679,224	2,030,366
Accounts payable	46,234	875,063
Amounts due to related parties	-	79,773
Contract liabilities	169,470	2,038,433
Accrued expenses and other current liabilities	842,508	1,812,778
Provision for product warranty, current	182,006	83,784
Lease liabilities, current	33,702	32,074
Current liabilities held for sale associated with discontinued operation of ELPW	-	11,436,442
Total current liabilities	7,890,726	25,887,182

Provision for product warranty, non-current	15,120	638
Lease liabilities, non-current	20,193	41,644
Non-current liabilities held for sale associated with discontinued operation of ELPW	-	24,555,631
Total non-current liabilities	35,313	24,597,913
Total liabilities	7,926,039	50,485,095
Class A Ordinary Shares, US$0.576 par value, 333,333,333 shares authorized, 1,065 shares issued and 769 outstanding as of December 31, 2025; 145,073* shares issued and 144,778 outstanding as of June 30, 2026;	83,392	443
Class B Ordinary Shares, US$0.576 par value, 83,333,333 shares authorized, 101 shares issued and outstanding as of December 31, 2025; 2,545 shares issued and outstanding as of June 30, 2026*	1,466	58
Treasury shares	(80)	(80)
Additional paid-in capital	67,725,796	51,070,354
Statutory Reserve	-	708,470
Accumulated deficit	(53,271,564)	(74,474,141)
Accumulated other comprehensive (loss) income	379,980	(48,964)
Total shareholders’ equity (deficit)	14,918,990	(22,743,860)
Total liabilities and shareholders’ equity (deficit)	22,845,029	27,741,235

*	Including 295 shares issued but not outstanding, consisting of 156 forfeited Earnout Shares pending cancellation and 139 shares held as treasury stock reserved for future issuance, as discussed in Note 17.
*	Giving retroactive effect to the 1-for-45 reverse share split effected on August 10, 2026.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FS-1

ELONG POWER HOLDING LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Amount in U.S. dollars, except for number of shares or otherwise noted)

	For the six months ended June 30,
	2026	2025
	Unaudited	Unaudited

Revenues	$2,899,110	$19,229
Cost of revenues	(2,890,116)	(17,306)
GROSS PROFIT	8,994	1,923

OPERATING EXPENSES
Selling expenses	(505)	(19,985)
General and administrative expenses	(1,809,901)	(1,252,874)
TOTAL OPERATING EXPENSES	(1,810,406)	(1,272,859)

OPERATING LOSS	(1,801,412)	(1,270,936)

OTHER (EXPENSE) INCOME
Interest income	59,148	200
Interest expense	(206,698)	(22,899)
Foreign currency exchange losses, net	(255,926)	(128,947)
Share of profit from equity method investment	180	-
Fair value losses on short-term investments	(186,854)	-
Other income	281,267	-
TOTAL NON OPERATING EXPENSE, NET	(308,883)	(151,646)

LOSS BEFORE INCOME TAXES	(2,110,295)	(1,422,582)

INCOME TAX EXPENSE	-	-

NET LOSS FROM CONTINUING OPERATIONS	(2,110,295)	(1,422,582)

DISCONTINUED OPERATIONS:
Loss from discontinued operations	(2,002)	(1,232,895)
Gain on disposal of subsidiaries	22,606,404	-

NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	22,604,402	(1,232,895)

NET INCOME (LOSS)	$20,494,107	$(2,655,477)

Net income (loss) per share attributable to ordinary shareholders of the Company- Basic and Diluted *
Continuing operations	(42.36)	(1,645.40)
Discontinued operations	453.73	(1,426.00)
Total basic and diluted	$411.37	$(3,071.40)
WEIGHTED AVERAGE SHARES OUTSTANDING USED IN CALCULATING BASIC AND DILUTED LOSS PER SHARE
Class A and Class B Ordinary Shares	49,819	865

*	Giving retroactive effect to the 1-for-45 reverse share split effected on August 10, 2026.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FS-2

ELONG POWER HOLDING LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Amount in U.S. dollars, except for number of shares or otherwise noted)

	For the six months ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
NET INCOME (LOSS)	$20,494,107	$(2,655,477)
OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	(335,500)	(290,762)
COMPREHENSIVE INCOME (LOSS)	$20,158,607	$(2,946,239)

FS-3

ELONG POWER HOLDING LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amount in U.S. dollars, except for number of shares or otherwise noted)

	Class A Ordinary Share		Class B Ordinary Share			Additional			Other	Total Shareholders’
	Ordinary Shares *		Ordinary Shares *		Treasury	Paid-in	Statutory	Accumulated	Comprehensive	Equity
	Shares	Amount	Shares	Amount	shares	Capital	Reserve	Deficit	Income (loss)	(Deficit)
Balance as of January 1, 2025	925	$533	101	$58	-	$51,070,184	$708,470	$(68,903,695)	$673,725	$(16,450,725)
Registration of ordinary shares in connection with share incentive plan	139	80	-	-	-	(80)	-	-	-	-
Net loss from continuing operations	-		-		-	-	-	(1,422,582)	-	(1,422,582)
Net loss from discontinued operations	-	-	-	-	-	-	-	(1,232,895)	-	(1,232,895)
Other comprehensive income	-	-	-	-	-	-	-	-	(290,762)	(290,762)

Balance as of June 30, 2025	1,064	$613	101	$58	-	$51,070,104	$708,470	$(71,559,172)	$382,963	$(19,396,964)

	Class A Ordinary Share		Class B Ordinary Share			Additional			Other	Total Shareholders’
	Ordinary Shares *		Ordinary Shares *		Treasury	Paid-in	Statutory	Accumulated	Comprehensive	Equity
	Shares	Amount	Shares	Amount	shares	Capital	Reserve	Deficit	Income (loss)	(Deficit)
Balance as of January 1, 2026	769	$443	101	$58	$(80)	$51,070,354	$708,470	$(74,474,141)	$(48,964)	$(22,743,860)
Class A ordinary shares issued to investors, net of offering costs	144,009	82,949	-	-	-	16,543,850	-	-	-	16,626,799
Issuance of Class B ordinary shares for Debt Settlement	-	-	975	562	-	48,038	-	-	-	48,600
Issuance of Class B to a shareholder	-	-	1,469	846	-	63,554	-	-	-	64,400
Net income	-	-	-	-	-	-	-	20,494,107	-	20,494,107
Other comprehensive loss	-	-	-	-	-	-	-	-	(335,500)	(335,500)
Disposal of subsidiaries	-	-	-	-	-	-	(708,470)	708,470	764,444	764,444
Balance as of June 30, 2026	144,778	$83,392	2,545	$1,466	$(80)	$67,725,796	$-	$(53,271,564)	$379,980	$14,918,990

*	Giving retroactive effect to the 1-for-45 reverse share split effected on August 10, 2026.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FS-4

ELONG POWER HOLDING LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Amount in U.S. dollars, except for number of shares or otherwise noted)

	For the six months ended June 30,
	2026	2025

Cash flows from operating activities
Net income (loss)	$20,494,107	$(2,655,477)
Provision for losses on accounts receivable	-	23,132
Provision of obsolete inventory	-	148,912
Depreciation and amortization expense	25,488	60,221
Interest on lease liabilities	1,323	3,678
Amortization of operating and finance right-of-use assets	14,883	820,287
Gain on disposals of property, plant and equipment	-	(66,138)
Gain from debt forgiveness	-	(7,218)
Provision (reversal) for warranty liability	108,876	(153,845)
Fair value losses on short-term investments	186,854	-
Share of profit from equity method investment	(180)	-
Gain on disposal of subsidiaries	(22,606,404)	-
Changes in operating assets and liabilities:
Accounts receivable	682,962	(276,816)
Inventories	-	(38,474)
Amounts due from related parties	(128,072)	-
Prepaid expenses and other current assets	(7,349,365)	(28,014)
Long term accounts receivable	-	99,183
Accounts and notes payable	(795,842)	50,904
Amounts due to related parties	-	140,972
Contract liabilities	(1,791,605)	150,313
Accrued expenses and other current liabilities	4,106,253	156,703
Product warranty liability	53,791	(38,229)
Lease liability	(53,895)	-
Net cash used in operating activities	(7,050,826)	(1,609,906)

Cash flows from investing activities
Purchase of property, plant and equipment	(5,128)	(62,254)
Proceeds from disposal of short term investments	2,045,400	-
Placement of short-term investments	(4,132,849)	-
Placement of equity method investment	(4,572,616)	-
Disposal of subsidiaries, net of cash disposed	(123,021)	-
Net cash used in investing activities	(6,788,214)	(62,254)

Cash flows from financing activities
Proceeds from borrowings from related parties	4,568,835	1,280,093
Repayment of borrowings to related parties	(873,231)	-
Proceeds from borrowings from third parties	1,289,909	322,045
Repayments of borrowings to third parties	(2,189,134)	(31,269)
Offering costs	(1,702,120)	-
Proceeds from issuance of common stock	18,328,919	-
Net cash provided by financing activities	19,423,178	1,570,869

Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	(216,732)	(16,182)
Net increase in cash, cash equivalents and restricted cash	5,367,406	(117,473)
Cash and cash equivalents and restricted cash, beginning of period	572,544	318,001
Cash and cash equivalents and restricted cash, end of period	$5,939,950	200,528
Supplemental disclosure of cash flow information:
Issuance of Class B ordinary shares for Debt Settlement	48,600	-
Issuance of Class B to a shareholder	64,400	-
Short term investment Redemption Proceeds Applied to Offset Loans	6,289,040	-
Lease liabilities arising from obtaining right-of-use assets	-	311,871

The following tables provide a reconciliation of cash, cash equivalents and restricted cash reported within the balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	As of June 30, 2026	As of December 31, 2025
	(Unaudited)	(Audited)
Cash and cash equivalents, beginning of the period	$443,678	$146,514
Restricted cash, beginning of the period	128,866	171,487
Total cash, cash equivalents and restricted cash at beginning of the period	572,544	318,001

Cash and cash equivalents, end of the period	5,939,950	443,678
Restricted cash, end of the period		128,866
Total cash, cash equivalents and restricted cash at end of the period	$5,939,950	$572,544

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FS-5

ELONG POWER HOLDING LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

Principal activities

Elong Power Holding Limited (“Elong Power” or “ELPW”) was incorporated under the laws of the Cayman Islands on August 18, 2023. Elong Power, through its subsidiaries (collectively “the Company”) noted below, divested its battery manufacturing subsidiary in March 2026 and transitioned to an asset-light business model focusing primarily on energy storage system integration, while retaining capabilities in research and development, sales and full-lifecycle services.

Reverse Recapitalization

On November 21, 2024 (the “Closing Date”), Elong consummated the business combination with TMT Acquisition Corp (“TMT”), following the approval of the transaction. At the Closing, Merger Sub merged with and into TMT, with TMT surviving the merger and becoming a wholly owned subsidiary of Elong. At the Effective Time, each outstanding TMT Ordinary Share was converted into one Elong Class A Ordinary Share, each TMT Right was automatically converted into 0.2 of a TMT Ordinary Share and then into 0.2 of an Elong Class A Ordinary Share, and each TMT Unit was separated into its component securities and converted accordingly. As a result, an aggregate of 76 Elong Class A Ordinary Shares were issued to TMT stockholders.

Elong was determined to be the accounting acquirer as it comprises the ongoing operations, its senior management leads the combined company, and its shareholders hold the majority of voting power after the transaction. The Business Combination is not a business combination under ASC 805 because TMT was not considered a business. Accordingly, the transaction is accounted for as a reverse recapitalization, which is equivalent to Elong issuing shares for the net monetary assets of TMT, accompanied by a recapitalization. As a result, Elong’s historical financial statements became those of the combined company, with retrospective adjustments to reflect the reverse recapitalization. The equity was retrospectively adjusted based on an exchange ratio of 0.35, representing 2,237 shares exchanged for 782 shares (excluding escrowed shares), to reflect the equity structure of the accounting acquirer, Elong. Net income (loss) per share has been retrospectively restated using the historical weighted-average number of shares outstanding multiplied by the exchange ratio. As of June 30, 2026, subsidiaries of the Company include the following:

Subsidiaries	Place of incorporation	Date of incorporation	Percentage of ownership	Principal activities
Elong Power Holding Co., Limited	BVI	October 9, 2024	100%	Investment holding
Elong Power (Hong Kong) Holding Limited (“Elong Power (Hong Kong)”)	Hong Kong	October 29, 2024	100%	Investment holding
Elong Power (Beijing) Co., Ltd. (“Elong Beijing”)	Beijing, PRC	April 26, 2024	100%	Operations, sales and R&D

Disposal

On December 15, 2025, the Company initiated its disposal plan of Elong Power International Co., Limited and its subsidiaries (collectively referred to as the “Disposal Group”). On March 17, 2026, the Company completed the disposal of equity interests in the Disposal Group to WAY (Hong Kong) Limited, a non-affiliated third party, at a purchase price of $10,000. Based on the carrying value of the Disposal Group’s net liabilities as of the disposal date, the Company recognized an estimated gain on disposal of approximately $22.6 million as of the disposal date. The Disposal Group had a net liability position and incurred substantial operating losses for the years ended December 31, 2025 and 2024. This disposition is intended to streamline the Company’s business, reduce operating losses, and is expected to strengthen the Company’s working capital position in the year 2026.

The Disposal Group consists of the following entities:

●	Elong Power International Co., Limited
●	Jing Yang (Hong Kong) International Limited
●	Jingyang Power (Ganzhou) Co., Ltd.
●	Huizhou Jingyang Energy Technology Co., Ltd.
●	Ganzhou Zhangyang Energy Technology Co., Ltd.
●	Zibo Jingyang New Energy Technology Co., Ltd.

FS-6

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Company. Significant accounting policies followed by the Company in the preparation of the accompanying unaudited condensed consolidated financial statements are summarized below.

(b) Principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating activities.

(c) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, allowances for expected credit losses, fair value measurement of short-term investments, product warranty provision, useful lives and impairment of long-lived assets, and valuation allowance for deferred tax assets.

(d) Functional currency and foreign currency translation

The Company’s reporting currency is the United States dollars (“$”). The functional currency of ELPW and its subsidiary which is incorporated in BVI, Cayman Islands and Hong Kong is United States dollars (“$”). The functional currency of the other subsidiaries is RMB. The determination of the respective functional currency is based on the criteria set out by Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

Revenues and expenses of its subsidiaries have been translated into United States dollars at average exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange on the balance sheet date. The resulting translation gain and loss adjustments are recorded directly as a separate component of shareholders’ equity. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Exchange gains or losses arising from foreign currency transactions are included in the determination of net loss for the respective periods.

RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand. Translation of amounts from RMB into US dollars has been made at the following exchange rates for the respective periods:

Six months ended June 30, 2026
Balance sheet, except for equity accounts	RMB	6.7851 to US$1.00
Income statement and cash flows	RMB	6.8624 to US$1.00

Year ended December 31, 2025
Balance sheet, except for equity accounts	RMB	6.9931 to US$1.00
Income statement and cash flows	RMB	7.1875 to US$1.00

Six months ended June 30, 2025
Balance sheet, except for equity accounts	RMB	7.1636 to US$1.00
Income statement and cash flows	RMB	7.2526 to US$1.00

FS-7

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less.

	As of June 30, 2026	As of December 31, 2025
	(Unaudited)	(Audited)
Cash and cash equivalents	$5,939,950	$443,591

(f) Short term investment

The Company classifies fund investments with original investment terms exceeding three months but less than one year, restricted use trading cash deposited with broker-dealer securities accounts and quoted equity securities held-for-sale as short term investments.

Cash held in such brokerage accounts may only be utilized for securities trading transactions and is unavailable for the Company’s general purpose operating expenditures. Quoted equity securities are accounted for under ASC Topic 320, Investments-Debt and Equity Securities, and measured at fair value as of each reporting date. All realized and unrealized gains and losses arising from equity securities trading and fund related investment income have been recognized in the unaudited condensed consolidated statements of operations and comprehensive loss. Unrealized losses related to these investments were $186,854 for the six months ended June 30, 2026.

(g) Accounts receivable

In January 2022, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The Company’s estimation of allowance for doubtful accounts considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company assesses collectability by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. For receivables evaluated individually, when it is determined that foreclosure is probable or when the debtor is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of collateral, expected credit losses are based on the fair value of the collateral at the reporting date. The adoption of ASC 326 did not have a material impact on the Company’s financial position, results of operations and cash flows. No credit impairment losses were recognized as of June 30, 2026 and December 31, 2025. The Company regularly reviews the creditworthiness of its customers to determine whether a credit impairment has occurred on their carrying amounts. The Company writes off accounts and contract receivables against the allowance when a balance is determined to be uncollectible.

FS-8

(h) Equity method investment

The Company’s long-term investment represents equity interest in a limited liability partnership organization. The investment is accounted for under the equity method of accounting pursuant to ASC 323, Investments-Equity Method and Joint Ventures, as the investment provides the Company with the ability to exercise significant influence over the operating and financial activities of the investee. The investment is initially recorded at cost. The carrying amount is subsequently adjusted for the Company’s proportionate share of the investee’s net earnings or losses and reduced by distributions received. The investment is assessed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If the carrying amount of the investment exceeds its estimated fair value, an impairment loss is recognized in the statements of operations equal to the excess.

(i) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment charges. Depreciation is calculated primarily based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets:

Category	Estimated Useful Life
Office equipment	4 – 5 years
Leasehold improvements	Shorter of lease term or estimated useful life of the assets

(j) Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset or liability categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

FS-9

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

The carrying amounts of cash and cash equivalents, accounts receivable, amounts due from related parties, other receivables (included in “other current assets”), accounts payable, amounts due to related parties, short-term borrowings, other payables (included in “accrued expenses and other current liabilities”) approximate their fair value due to the short-term maturity of these instruments. The carrying value of lease liabilities approximate their fair value as they are measured at amortized cost using the incremental borrowing rate approximates the market interest rate. The Company’s short-term investments are carried at fair value (Level 1).

(k) Revenue recognition

From January 1, 2019, the Company adopted the new guidance of ASC Topic 606, Revenue from Contracts with Customers (Topic 606), which requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company applies the following steps to recognize revenues: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation.

The core principle is that the Company recognizes revenue to depict the transfer of promised goods to customers in an amount that reflects the consideration to which the Company expects to be entitled. This principle is centered on the transfer of control of the promised goods to the customer—revenue is recognized when the customer obtains control, rather than when the risks and rewards of ownership are transferred. Control refers to the ability to direct the use of the asset and obtain substantially all of the remaining benefits from it, including the ability to prevent other entities from directing its use or obtaining its benefits.

The Company primarily engages in the sales of energy storage system integration equipment and supporting accessories. The Company generates revenue from sales of such products through sales contracts including master agreements and sales orders from the customers, which contain fixed sales price, payment terms, specifications, delivery and acceptance terms, transportation terms, etc., and are all signed-off and stamped. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

The Company also identifies only one performance obligation in the contract, which is to deliver such products.

Revenue is recognized at the point in time upon the control of the promised goods is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to for the products sold.

A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

The Company provides a standard warranty on its products, which is not sold separately and does not constitute a separate performance obligation. The warranty period generally ranges from one to eight years (or a minimum of 6,000 charge discharge cycles). The estimated warranty costs are accrued at the time revenue is recognized.

FS-10

Net revenues by product:

	For the six months ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Energy storage system integration equipment & supporting accessories	$2,899,110	$19,229

Contract Balances

The Company presents the contract in the unaudited condensed consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

Contract asset represent the Company’s right to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditioned on something other than the passage of time.

The contract liabilities are advances from customers, which represent the cash received for goods in advance of revenue recognition and is recognized as revenue when the Company fulfills its performance obligation. The Company’s advances from customers amounted to $169,470 and $2,038,433 as of June 30, 2026 and December 31, 2025, respectively.

The table below presents the activity of contract liabilities during the six months ended June 30, 2026 and 2025, respectively.

	For the six months ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Balance at beginning of period	$2,038,433	$104,659
Deposits received	1,150,613	179,305
Revenue recognized	(2,727,491)	(19,229)
Output Value-Added Tax	(354,574)	(2,531)
Exchange difference	62,489	1,744
Balance at end of period	$169,470	$263,948

(l) Product warranty

The Company provides a standard warranty on its products sold, which entails repair or replacement of non-conforming items, in conjunction with the sales of products.

The Company’s product warranty generally ranges from one to eight years (or a minimum of 6,000 charge-discharge cycles). The Company establishes a reserve for the estimated cost of the product warranty at the time revenue is recognized. The warranty liability recorded at each balance sheet date reflects management’s best estimates of its product warranty based on historical information and other currently available evidence, including actual claims incurred to date and an estimate of the nature, frequency and costs of future claims for each customer.

The Company review and adjust the estimates to ensure that accruals are adequate to meet expected future warranty obligations. Initial warranty data is limited early in the launch of a new product and accordingly, future adjustments to the warranty accrual may be material.

FS-11

The portion of the warranty that is expected to incur within the next 12 months is recorded in current liabilities, while the remaining balance is recorded in non-current liabilities on the unaudited consolidated balance sheets. Warranty expense is recorded as a component of cost.

The Company considers the standard warranty does not provide an incremental service to customers but rather assurance as to the quality of the energy storage system products, and therefore is not a separate performance obligation and should be accounted for in accordance with ASC 460, Guarantees.

(m) Cost of revenue

Cost of revenue includes the purchase cost of finished goods and accrued warranty expenses.

(n) Selling, general and administrative expenses

Selling expenses consist primarily of employee salaries and business promotion expense. For the six months ended June 30, 2026 and 2025, selling expenses were US$505 and US$19,985, respectively.

General and administrative expenses consist primarily of employee salaries, depreciation and amortization expenses, legal, and other professional services fees, lease and other general corporate related expenses. For the six months ended June 30, 2026 and 2025, general and administrative expenses were US$1,809,901 and US$1,252,874 respectively.

(o) Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(p) Employee benefits

Full-time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, work-related injury benefits, maternity insurance, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. For the six months ended June 30, 2026 and 2025, employee benefits expenses were $26,856 and $9,465, respectively.

(q) Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the unaudited condensed consolidated financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations and comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

FS-12

Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. Interest and penalties related to uncertain tax positions, if any, are recorded under accrued expenses and other current liabilities on its unaudited condensed consolidated balance sheets and under other expenses in its consolidated statements of comprehensive loss. The Company did not recognize any significant interest and penalties associated with uncertain tax positions for the six months ended June 30, 2026 and 2025. As of June 30, 2026 and December 31, 2025, the Company did not have any significant unrecognized uncertain tax positions.

(r) Value-added tax (“VAT”)

The Company is subject to statutory VAT of 13% for revenue from sales of energy storage system products in PRC. The Company charges customers Output VAT on revenue generated from sales of products and pays vendors Input VAT on qualified supply purchases. Net VAT balance between input VAT and Output VAT is recorded in the line item of prepaid expenses and other current assets on the consolidated balance sheet as of June 30, 2026 and December 31, 2025, respectively.

(s) Comprehensive income (loss)

The Company applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive loss and its components in a full set of financial statements. Comprehensive loss is defined to include all changes in equity of the Company during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the periods presented, the Company’s comprehensive loss includes net loss and other comprehensive loss, which primarily consists of the foreign currency translation adjustments.

(t) Lease

From January 1, 2022, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Right-of-use of assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the six months ended June 30, 2026 and 2025.

FS-13

Lease liabilities

Lease liabilities are initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase-options that the Company is reasonably certain to exercise. Lease liabilities are measured at amortized cost using the effective-interest-rate method. It is remeasured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual-value guarantee, or if there is any change in the Company assessment of purchase-options, contract extensions or termination options.

(u) Net income (loss) per share

The Company complies with accounting and disclosure requirements ASC Topic 260, “Earnings Per Share.” Earnings (losses) per ordinary share is computed by dividing net income by the weighted average number of ordinary shares issued and outstanding for the periods except that it does not include ordinary shares subject to forfeiture or cancellation. Diluted net income per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options, warrants, and unvested restricted shares. The dilutive effect of outstanding stock options, warrants, and restricted shares is reflected in diluted earnings per share by application of the treasury stock method and the if-converted method, respectively. As of June 30, 2026, the Company had outstanding warrants that represent potential ordinary shares. As the Company reported a net loss from continuing operations for the periods presented, the inclusion of these potentially dilutive shares would have an anti-dilutive effect. Consequently, they were excluded from the computation of diluted net loss per share. As a result, diluted earnings per ordinary share is the same as basic earnings per ordinary share for the periods presented.

In accordance with ASC 260-10-45, the 6 Indemnity Escrow Shares and 156 Earnout Escrow Shares are considered contingently returnable shares and therefore are excluded from the computation of basic and diluted earnings per share for the six months ended June 30, 2026 and 2025 (on a retroactively adjusted basis).

(v) Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and in assessing performance. The Company’s revenue segments have similar economic characteristics and they are managed as a single business unit. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that there is only one reportable operating segment.

The Company’s long-lived assets are all located in China and substantially all monitoring and control activities of its operations are conducted in China. Therefore, no geographic information is presented.

FS-14

(w) Recent accounting pronouncements not yet adopted

In November 2025, the FASB issued ASU 2025-08, Financial Instruments — Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

In December 2025, the FASB issued ASU 2025-11, which clarifies the scope and disclosure requirements for interim financial reporting under ASC 270. The amendments introduce a principle requiring disclosure of events and transactions occurring after the end of the most recent annual reporting period that have a material impact on the entity and consolidate certain interim disclosure requirements. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

3. DISCONTINUED OPERATIONS

On March 17, 2026, the Company completed the disposal of equity interests in Elong Power International Co., Limited and its subsidiaries to a non-affiliated third party for a purchase price of $10,000, and calculated a gain resulting from such disposition as follows:

US$
Consideration:	10,000

	As of March 31,	As of December 31,
	2026	2025
ASSETS
Current assets
Cash and cash equivalents	$190	$87
Restricted cash	132,831	128,866
Accounts receivable	5,704	-
Prepaid expenses and other current assets	1,751,003	1,111,798
Total current assets	1,889,728	1,240,751
Operating lease right of use assets,net	16,095,094	15,616,368
Finance lease right of use assets,net	60,366	58,570
Total non current assets	16,155,460	15,674,938
Total assets	$18,045,188	$16,915,689

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term loan payable	515,836	500,493
Accounts and notes payable	1,173,138	1,138,245
Amounts due to related parties	78,634	76,295
Contract liabilities	3,970,657	3,852,555
Accrued expenses and other current liabilities	8,828,673	4,383,679
Product warranty provision, current	1,530,704	1,485,175
Total current liabilities	16,097,642	11,436,442

Product warranty provision-non current	172,995	167,849
Lease liabilities, non current	24,985,816	24,242,648
Finance liabilities, non current	149,583	145,134
Total non current liabilities	25,308,394	24,555,631
Total liabilities	41,406,036	35,992,073

Total net assets of the Disposal Group	$(23,360,848)	(19,076,384)

Gain on disposal before reclassification of cumulative foreign currency translation differences of the Disposal Group to profit or loss	$23,370,848	-
Reclassification of cumulative foreign currency translation losses of the Disposal Group to profit or loss	(764,444)	-
Gain on disposal recognized in the unaudited condensed consolidated Statements of Operations and Comprehensive income (loss)	22,606,404	-

FS-15

Reconciliation of the major classes of losses from discontinued operations in the consolidated statements of operations and comprehensive loss for the three months ended March 31, 2026 and for six months ended June 30, 2025 is as follow:

	For the three months ended March 31,	For the six months ended June 30,
	2026	2025
Major classes of line items constituting pre-tax profit of discontinued operations
Revenues	-	194,810
Cost of revenues	$-	$(791,775)
Selling expenses	-	(2,077)
General and administrative expenses	-	(526,668)
Interest expense,net	(2,002)	(180,929)
Others,net	-	73,744
Loss from discontinued operations, before income tax	(2,002)	(1,232,895)

The condensed cash flows of the Disposed Group were as follows for the three months ended March 31, 2026 and for the six months ended June 30, 2025:

	For the three months ended March 31,	For the six months ended June 30,
	2026	2025
Net cash used in operating activities	$(754)	$(84,312)
Net cash generated from financing activities	$-	$58,624

4. SHORT TERM INVESTMENT

	As of June 30, 2026	As of December 31, 2025
	(Unaudited)	(Audited)
Short term investment	2,940,490	7,165,232
Total	$2,940,490	$7,165,232

FS-16

The Company classifies fund investments with original investment terms exceeding three months but less than one year, restricted use trading cash deposited with broker-dealer securities accounts and quoted equity securities held-for-sale as short term investments.

During the six-month period ended June 30, 2026, the Company disposed of all money-market fund investments classified as short term investments as at December 31, 2025. Accordingly, the Company had no remaining balance in these money-market fund investments and restricted use trading cash deposited with broker-dealer at the end of the interim period.

The Company executed purchases and disposals of quoted equity securities throughout the six-month period. All such quoted equity securities are measured at fair value (level 1) with changes in fair value recognized in net income. All realized trading gains or losses are presented within other income on the unaudited condensed consolidated statement of operations.

5. ACCOUNTS RECEIVABLE

Account receivable consisted of the following:

	As of June 30, 2026	As of December 31, 2025
	(Unaudited)	(Audited)
Accounts receivable	$220,295	$889,533
Total	$220,295	$889,533

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of June 30, 2026	As of December 31, 2025
Value added tax recoverable	$6,041	$12,168
Prepayments to suppliers	4,804,130	2,014,994
Deposits	-	39,325
Loan receivables from third parties	4,020,585	-
Others	43,322	-
Total	$8,874,078	$2,066,487

Loan receivables from third parties

The amount represented interest-free loans of RMB27,280,069 to third parties that were formerly related parties of the Company. These loans are unsecured and repayable on demand.

7. EQUITY METHOD INVESTMENT

In May 2026, the Company and other partners incorporated a limited liability partnership. The Company holds 25.64% equity interests in the partnership. The limited-partnership agreement contains no contractual restriction or specified term governing the holding period of partnership interests. Given our 25.64% equity interest provides us with significant influence over the investee’s operating and financial decisions, the investment is accounted for under the equity-method pursuant to ASC 323-30.

FS-17

A summary of financial information for our equity method investee is as follows:

As of June 30,
2026
ASSETS
Current assets
Cash and cash equivalents	$13,413,924
Prepaid expenses and other current assets	4,421,453
Total current assets	17,835,377
Total non current assets	-
Total assets	$17,835,377

LIABILITY AND SHAREHOLDERS’ EQUITY
Total liability	-

Additional paid-in capital	17,771,544
Retained earnings	701
Accumulated other comprehensive (loss) income	63,132
Total shareholders’ equity	17,835,377
Total liability and shareholders’ equity	17,835,377
Company equity method investments	4,572,796

For the six months ended June 30, 2026
USD
Revenues	$-
Cost of revenues	-
Gross Profit	-
Interest income, net	701
Net income	$701

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment as of June 30, 2026 and December 31, 2025 consisted of the following:

	As of June 30, 2026	As of December 31, 2025
Leasehold improvements	$135,124	$128,704
Office equipment	37,362	33,820
Total Costs	172,486	162,524
Accumulated depreciation	(72,231)	(45,071)
Carrying amount	$100,255	$117,453

During the six months ended June 30, 2026 and 2025, the Company incurred depreciation expense of $25,488 and $60,221, respectively.

9. LEASE

Operating Lease

In January 2025, the Company signed an office lease agreement with a third party for a period of three years, from April 14, 2025 to May 14, 2028.

Supplemental balance sheet information related to operating lease was as follows:

	As of June 30, 2026	As of December 31, 2025

Right-of-use assets	$59,074	$71,751
Lease liabilities current	33,702	32,074
Lease liabilities non-current	20,193	41,644
Lease liabilities	$53,895	$73,718

FS-18

The components of lease expense for the six months ended June 30, 2026 and 2025 were as follows:

	For the six months ended June 30,
	2026	2025
Operating lease expense	$16,206	$26,719
Total lease expense	$16,206	$26,719

Cash paid for operating lease liabilities was $23,420 and nil for the six months ended June 30, 2026 and 2025, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2026:

Operating leases
2026 (remaining of year)	17,565
2027	35,130
2028	2,928
Total future lease payments	55,623
Less: imputed interest	(1,728)
Present value of lease liabilities	$53,895

Lease term and discount rate:

	As of June 30, 2026	As of December 31, 2025

Weighted-average remaining lease term (years)
Operating leases	1.92	2.42

Weighted-average discount rate
Operating leases	3.50%	3.50%

10. SHORT TERM LOANS-UNRELATED PARTIES

As of June 30, 2026 and December 31, 2025, short term loans from third parties for working capital purposes were as following:

	As of June 30, 2026	As of December 31, 2025
	(Unaudited)	(Audited)
Third party loans	1,937,582	7,498,469
Total	$1,937,582	$7,498,469

Third party loans as of June 30, 2026 and December 31, 2025 consisted of the following:

	As of June 30,	As of December 31,
	2026	2025
	(Unaudited)	(Audited)
Ms. Xiuxia Wang	1,639,192	2,827,395
Mr. Hongshan Liu	-	64,349
Fujian Chuanzhiyuan Industrial Investment Co., Ltd.	147,382	142,998
Chris Young	31,008	207,294
Ma Xin	-	268,315
CISI Investment Limited	-	2,583,118
Ms. Li Xiaozhen	-	1,405,000
Major Goal Limited	120,000	-
Total	$1,937,582	$7,498,469

FS-19

Ms. Xiuxia Wang

In December 2024, the Company obtained aggregate borrowings of RMB4.15 million ($568,548) from Ms. Xiuxia Wang, bearing interest at 8% per annum and payable on demand. During the year ended December 31, 2025, the Company borrowed an additional RMB11,322,088 ($1,619,037) from Ms. Xiuxia Wang on several occasions, bearing interest at 8% per annum and payable on demand. On November 5, 2025, the Company obtained a credit loan of RMB10 million ($1,429,981) from Mr. Jingdong Qu, bearing interest at 8% per annum and due on November 4, 2026. Subsequently in 2025, the loan was transferred to Ms. Xiuxia Wang under the same terms. During the year ended December 31, 2025, the Company made cash repayments of RMB5.6 million ($813,552) to Ms. Xiuxia Wang. During the six months ended June 30, 2026, the Company borrowed an additional RMB1.5 million ($221,073) from Ms. Xiuxia Wang and made cash repayments of RMB10.7 million ($1,576,985). In addition, borrowings of RMB450,000 originally owed to Mr. Hongshan Liu were transferred to Ms. Xiuxia Wang during the same period. As of June 30, 2026 and December 31, 2025, the Company had outstanding borrowings of $1,639,192 and $2,827,395, respectively, due to Ms. Xiuxia Wang. The borrowings bear interest at 8% per annum, are unsecured and repayable on demand.

Mr. Hongshan Liu

On December 31, 2024, the Company obtained an unsecured loan of RMB0.5 million ($68,500) from Mr. Hongshan Liu, bearing interest at 8% per annum and payable on demand. During 2025, the Company made cash repayments of RMB50,000 ($7,150) to Mr. Hongshan Liu. During the six months ended June 30, 2026, Mr. Hongshan Liu assigned his remaining claim of RMB450,000 ($64,349) to Ms. Xiuxia Wang. Accordingly, no amount remained outstanding to Mr. Hongshan Liu as of June 30, 2026.

Fujian Chuanzhiyuan Industrial Investment Co., Ltd.

On December 30, 2024, the Company borrowed a revolving credit loan of RMB 1 million (approximately $136,999) from Fujian Chuanzhiyuan Industrial Investment Co., Ltd., an unrelated party. As of June 30, 2026 and December 31, 2025, the Company had outstanding borrowings of $147,382 and $142,998 due to Fujian Chuanzhiyuan Industrial Investment Co., Ltd., and the loan bears interest at 8% per annum, is unsecured and repayable on demand.

Chris Young

On October 21, 2025, the Company obtained an unsecured loan of RMB1,449,628 ($207,294) from Mr. Chris Young, bearing interest at 8% per annum and due on October 20, 2026. During the six months ended June 30, 2026, the Company obtained additional borrowings of RMB2,355,911 ($347,218) from Mr. Chris Young and made cash repayments of RMB2,145,521 ($316,210). The outstanding principal of RMB1,449,628 ($207,294) as of December 31, 2025 was extinguished through set-off against proceeds from redemption of money-market fund investments. After giving effect to the above transactions, borrowings of RMB210,390 ($31,008) remained outstanding as of June 30, 2026.

Ma Xin

On September 19, 2025, the Company borrowed an unsecured credit loan of RMB1,876,357 ($268,315) from Mr. Ma Xin, bearing interest at 8% per annum and originally due on September 18, 2026. During the six months ended June 30, 2026, the Company made cash repayments of RMB692,360. The remaining outstanding principal of RMB1,183,997 ($268,315) was extinguished through set-off against proceeds from redemption of money-market fund investments. As of June 30, 2026, no amount remained outstanding.

CISI Investment Limited

In 2025, Jingyang HK transferred its note payable of RMB18,064,000 ($2,583,118) owed to CISI Investment Limited (“CISI”) to ELPW. As of December 31, 2025, the Company had outstanding borrowings of $2,583,118 from CISI, bearing interest at 10% per annum and payable on demand with no fixed maturity. During the six months ended June 30, 2026, the outstanding principal of RMB18,064,000 was extinguished through set-off against proceeds from redemption of money-market fund investments. As of June 30, 2026, no amount remained outstanding.

Ms. Li Xiaozhen

As of the merger date on November 21, 2024, the Company assumed liabilities of TMT upon completion of the merger, including a short-term, interest-free loan of RMB10,005,002 (approximately $1,405,000) owed to Ms. Xiaozhen Li. The loan agreement does not stipulate a specific repayment timeline. The borrowing is non-interest bearing and payable on demand. During the six months ended June 30, 2026, Ms. Xiaozhen Li assigned her right to receive payment under the loan to Ms. Xiuli Wang, and the obligation of RMB10,005,002 was subsequently extinguished through set-off against proceeds from redemption of money-market fund investments. As of June 30, 2026, no amount remained outstanding.

FS-20

Major Goal Limited

On June 26, 2026, the Company obtained an unsecured loan of RMB817,992 ($120,000) from Major Goal Limited. As of June 30, 2026, the loan remained outstanding. The loan is repayable on demand.

Mr. Kuan Ren

During the six months ended June 30, 2026, the Company received proceeds of RMB656,772 ($95,000) from Mr. Kuan Ren. The unsecured loan bore interest at 8% per annum and was repayable on demand. During the period, the Company made cash repayments of RMB446,082, and the remaining balance of RMB210,690 was extinguished through set-off against proceeds from redemption of money-market fund investments. As of June 30, 2026, no amount remained outstanding.

11. ACCOUNTS PAYABLE

Accounts payable consisted of the following:

	As of June 30, 2026	As of December 31, 2025
	(Unaudited)	(Audited)
Accounts payable	$46,234	$875,063

12. ACCRUED EXPENSES AND OTHER LIABILITIES

	As of June 30,	As of December 31,
	2026	2025
	(Unaudited)	(Audited)
Accrued payroll and welfare	$31,947	$13,280
Interest payable	495,023	857,919
Accrued professional fees	-	905,835
Loan payables to third parties	294,103	-
Others	21,435	35,744
Total	$842,508	$1,812,778

Loan payables to third parties

The amount represented interest-free loans of RMB1,995,520 from third parties that were formerly related parties of the Company. The loans were unsecured and repayable on demand.

FS-21

13. PRODUCT WARRANTY PROVISION

The movement of product warranty provision is as following:

	For the six months ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Balance at beginning of period	$84,422	$-
Additions	108,876	-
Foreign exchange adjustment	3,828	-
Balance at end of period	197,126	-
Less: Current portion	182,006	-
Non-current portion	$15,120	-

A warranty provision is made based on past experience and future expectations and an assessment of the probability of an outflow for the warranty obligations as a whole.

14. INCOME TAXES

Corporate income tax

Cayman Islands and British Virgin Islands (“BVI”)

Under the current laws of the Cayman Islands, Elong Power Holding Limited (“Elong Power”) is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

The Company’s subsidiary, Elong Power Holding Co., Limited (“Elong Power BVI”) is incorporated in the BVI and under the current laws of the BVI, Elong Power BVI is not subject to tax on income or capital gain. In addition, payments of dividend by the subsidiary to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary, Elong Power (Hong Kong) Holding Limited (“Elong Power (Hong Kong)”) is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. On December 29, 2017, Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the first HK$2.0 million assessable profits will be subject to an 8.25% lower tax rate and remaining taxable income will continue to be taxed at the existing 16.5% tax rate. The two-tiered tax regime becomes effective from the assessment year of 2018, which is on or after April 1, 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

The PRC

The Company’s subsidiaries that are each incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the new PRC Enterprise Income Tax Laws (“PRC Income Tax Laws”) effective from January 1, 2008. Pursuant to the PRC Income Tax Laws, the Company’s PRC subsidiaries are subject to a CIT statutory rate of 25%.

The Company’s provision for income tax expenses consisted of:

For the six months ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
PRC income tax
Current	$-	$-
Total	$-	$-

FS-22

Reconciliations of the income tax expenses (benefits) computed by applying the PRC statutory income tax rate of 25% to the Company’s income tax expenses for the six months ended June 30, 2026 and 2025 presented are as follows:

	For the six months ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Loss from operations in mainland China	$(1,055,633)	$(611,878)
Income from operations in Hong Kong and others	21,549,740	(810,704)
Income from operations before income taxes	20,494,107	(1,422,582)
Tax credit at PRC corporate income tax rate of 25%	5,123,527	(355,646)
Non-taxable income non-deductible expenses	(5,275,921)	205,176
Changes in valuation allowance	152,394	150,470
Income tax expenses	$-	$-

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent loss and forecasts of future profitability. These assumptions require significant judgment, and the forecasts of future taxable income are consistent with the plans and estimates the Company is using to manage the underlying businesses. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

The Company’s deferred tax assets consisted of the following components:

	As of June 30, 2026	As of December 31, 2025
	(Unaudited)	(Audited)
Deferred tax assets
Net operating loss carry-forwards	$346,807	$259,808
Accrued cost and expense	-	36,030
Provision for warranty liability	49,282	21,106
Lease expense	507	492
Less: valuation allowance	(396,596)	(317,436)
Deferred tax assets, net of valuation allowance	$-	$-

FS-23

A valuation allowance is provided against deferred tax assets when the Company determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future.

The Company has tax losses arising in Mainland China of $1,806,611 (RMB12,258,038) that will expire in one to five years for deduction against future taxable profits.

15. EMPLOYEE BENEFIT PLAN

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing provident funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Currently, our PRC subsidiaries are making contributions to the plans based on the minimum standards as required by law for most employees. With respect to the underpaid or unpaid employee benefits, we may be required to complete registrations, make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid or unpaid employee benefits, our financial condition and results of operations may be adversely affected. We may also be subject to regulatory investigations and other penalties if our other employment practices are deemed to be in violation of relevant PRC laws and regulations.

The Company accrues for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The total employee benefits expensed as incurred were $26,856 (RMB 184,300), and $9,465 (RMB 68,647) for the six months ended June 30, 2026 and 2025 respectively.

16. RELATED PARTY BALANCES AND TRANSACTIONS

The principal related parties with which the Company had transactions as of June 30, 2026 and December 31, 2025, and also for the six months ended June 30, 2026 and 2025 presented are as follows:

a) Related Parties

Name	Relationship with the Company

Beijing Xinlongmai Enterprise Management Co., Ltd. (“Beijing Xinlongmai”)	Affiliate of a shareholder of the Company
Huizhou Highpower Technology Co., Ltd. (“Huizhou Highpower”)	Shareholder of the Company
Ms. Xiaodan Liu	CEO of Elong Power
Beijing Danwu Technology Co., Ltd.	Entity controlled by Ms. Xiaodan Liu, Chief Executive Officer of the Company; not part of the Company’s consolidated group.

b) Related party transactions

The following table consists of the purchases that have been entered into with related parties:

	For the six months ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Lease expense for renting a vehicle from a related party
–Ms. Xiaodan Liu	$-	$82,729

FS-24

c) Short-term loans payable to related parties

		As of June 30,	As of December 31,
	Note	2026	2025
		(Unaudited)	(Audited)
Beijing Xinlongmai Enterprise Management Co., Ltd. (“Beijing Xinlongmai”)	(a)	$-	$428,994
Huizhou Highpower Technology Co., Ltd. (“Huizhou Highpower”)	(a)	147,382	142,998
Ms. Xiaodan Liu	(b)	-	1,458,374
Beijing Danwu Technology Co., Ltd.	(c)	4,531,842	-
Total		$4,679,224	$2,030,366

(a)

On October 30, 2023, Huizhou Jingyang entered into two one-year loans with its related parties Beijing Xinlongmai Enterprise Management Co., Ltd. (“Beijing Xinlongmai”) and Huizhou Highpower Technology Co., Ltd. (“Huizhou Highpower”) of RMB 3 million ($0.4 million) and RMB 1 million ($0.1 million), respectively, both are interest free. During the year ended December 31, 2025, the loans have been extended to October 20, 2026 and November 8, 2026, respectively.

In 2025, Huizhou Jingyang transferred its debt of RMB 3 million and RMB 1 million owed to Beijing Xinlongmai and Huizhou Highpower, respectively, to Elong Beijing under the same terms. As of June 30, 2026 and December 31, 2025, the Company had outstanding borrowings of nil and $428,994 from Beijing Xinlongmai, respectively. As of June 30, 2026 and December 31, 2025, the Company had outstanding borrowings of $147,382 and $142,998 from Huizhou Highpower, respectively. The two borrowings are unsecured and interest-free.

(b)

In April 2025, the Company obtained aggregate borrowings of RMB9,680,136 ($1,436,819) from Ms. Xiaodan Liu on several occasions, bearing interest at 8% per annum and due on April 10, 2026.

In 2025, Jingyang HK borrowed RMB0.8 million ($117,076) from Ms. Xiaodan Liu, bearing interest at 8% per annum and payable on demand. On December 31, 2025, Jingyang HK transferred its debt of RMB0.8 million ($117,076) owed to Ms. Xiaodan Liu to ELPW under the same terms. Accordingly, as of December 31, 2025, the Company had outstanding borrowings of RMB10,480,136 ($1,498,640) from Ms. Xiaodan Liu, consisting of the term loan of RMB0.8 million ($117,076) due on April 10, 2026 and demand loans of RMB9,680,136 ($1,436,819) with no fixed maturity date. All the unsecured borrowings bore interest at 8% per annum.

During the six months ended June 30, 2026, the Company made cash repayments of RMB2,837,844 (approximately $418,246) to Ms. Xiaodan Liu. In April and June 2026, the Company issued Class B ordinary shares to Ms. Xiaodan Liu to settle principal of RMB332,149 (approximately $48,953) of the borrowings. In addition, the outstanding principal of RMB7,310,143 (approximately $1,077,382) was extinguished through set-off against proceeds from redemption of money-market fund investments. After giving effect to the above transactions, no amount remained outstanding to Ms. Xiaodan Liu as of June 30, 2026

(c)	On May 15, 2026, the Company obtained borrowings of RMB 31 million ($4,568,835) from Beijing Danwu Technology Co., Ltd. During the six-month period ended June 30, 2026, the Company repaid RMB 251,000 ($36,993) under this borrowing arrangement. As of June 30, 2026, the outstanding principal balance of this borrowing amounted to RMB 30.75 million ($4,531,842). The borrowing is unsecured, interest-free and repayable on demand.

FS-25

For the six months ended June 30, 2026 and 2025 interest expense of $108,597 and $16,757 was incurred on the Company’s borrowings from related parties, respectively.

d) Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

	Relationship	As of June 30, 2026	As of December 31, 2025	Note
		(Unaudited)	(Audited)
Ms. Xiaodan Liu	CEO and Board Chair of Elong Power	$138,091	$71,499	Lease deposit and receivable

As of June 30, 2026 and December 31, 2025, the Company had security deposits of $73,691 and $71,499, respectively, due from Ms. Xiaodan Liu related to a vehicle lease.

On June 23, 2026, the Company entered into a securities purchase agreement with GRACEDAN CO., LIMITED, pursuant to which the Company agreed to issue and sell to GRACEDAN CO., LIMITED 66,119 Class B ordinary shares of the Company, valued at $0.974 per share, the closing price of the Company’s Class A ordinary shares as of June 22, 2026. As of June 2026, the subscription receivable of $64,400 remained outstanding from GRACEDAN CO., LIMITED (controlled by Ms. Xiaodan Liu), and was subsequently settled in full on July 21, 2026.

e) Amounts due to related parties

Amounts due to related parties consisted of the following for the periods indicated:

	Relationship	As of June 30, 2026	As of December 31, 2025	Note
Ms. Xiaodan Liu	CEO and Board Chair of Elong Power	-	4,713	Payable for employee reimbursement
Ms. Xiaodan Liu	CEO and Board Chair of Elong Power	-	75,060	Interest payable
Total		$-	$79,773

17. EQUITY

Ordinary shares

At the annual general meeting of shareholders of the Company held on January 6, 2026, the shareholders approved that the Company’s authorized share capital be increased from US$25,000,000 divided into 156,250,000,000 ordinary shares of a par value of US$0.00016 each, comprising 125,000,000,000 class A ordinary shares of a par value of US$0.00016 each and 31,250,000,000 class B ordinary shares of a par value of US$0.00016 each, to US$240,000,000 divided into 1,500,000,000,000 ordinary shares of a par value of US$0.00016 each, comprising 1,200,000,000,000 class A ordinary shares of a par value of US$0.00016 each and 300,000,000,000 class B ordinary shares of a par value of US$0.00016 each.

FS-26

On December 2, 2025, the Company effected a 1-for-16 reverse stock split. The par value per share of the common stock was increased proportionally from $0.00001 to $0.00016. On March 12, 2026, the Company effected a 1-for-80 reverse stock split, resulting in a cumulative increase in par value per share to $0.0128.

The par value of the Class A ordinary shares and Class B ordinary shares was increased in proportion to the cumulative ratio of the share consolidation to $0.0128 per share and the number of authorized ordinary shares was adjusted in proportion to the cumulative ratio of the share consolidation to 15,000,000,000 Class A ordinary shares of a par value of US$0.0128 each and 3,750,000,000 Class B ordinary shares of a par value of US$0.0128 each.

As of June 30, 2026 and December 31, 2025, the Company had 333,333,333 and 333,333,333 Class A ordinary shares authorized, respectively, and 83,333,333 and 83,333,333 Class B ordinary shares authorized, respectively.

As of June 30, 2026 and December 31, 2025, the Company had 145,073 and 1,065 Class A ordinary shares issued, respectively, of which 144,778 and 769 were outstanding, respectively. The 295 issued but not outstanding shares as of June 30, 2026 consist of 156 forfeited Earnout Escrow Shares pending cancellation and 139 shares registered on Form S-8 and classified as treasury stock reserved for future issuance under the Company’s share incentive plan. In July 2026, the 156 forfeited Earnout Escrow Shares were formally canceled and are no longer outstanding or issuable.

18. SEGMENT REPORTING

The Company’s chief operating decision maker has been identified as the Chief Executive Officer (“CEO”) who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Company.

The Company determined that it operated in one operating segment, which includes the sales of energy storage system integration equipment and supporting accessories for use in a wide array of applications.

The Company primarily operates in the PRC and substantially all of the Company’s long-lived assets are located in the PRC.

	For the Six months ended June 30
	2026	2025
	(Unaudited)	(Unaudited)
Revenues	$2,899,110	$19,229
Less:
Cost of revenues	2,890,116	17,306
Staff cost	222,831	94,992
Lease expense	16,206	93,245
Depreciation and amortization expense	25,488	-
Professional fee	1,321,127	907,838
Interest expense (income)	147,550	22,699
Other segment items(i)	386,087	305,731

Segment net loss	(2,110,295)	(1,422,582)

Consolidated net loss from continuing operations	$(2,110,295)	$(1,422,582)

(i)	Other segment items include foreign currency exchange losses, fair value losses on short-term investment and others.

FS-27

19. COMMITMENTS AND CONTINGENCIES

(i)

The total future minimum lease payments of property management fee and short-term lease under the non-cancellable operating lease with respect to the office as of June 30, 2026 are payable as follows:

Lease Commitment
Within 1 year	33,702
2-3 years	20,193
Total	$53,895

As of June 30, 2026 and 2025, the Company had no capital commitments.

(ii) Litigation

As of December 31, 2025, there were 27 ongoing litigations associated with the Company’s subsidiaries under discontinued operations. The estimated liabilities amount total $6,126,322 was included under “Current liabilities held for sale associated with discontinued operation of ELPW in the Company’s consolidated balance sheets as of December 31, 2025.”

Following the completion of the disposal of these subsidiaries, the Group is no longer exposed to the potential liabilities associated with these litigations. As of June 30, 2026, the Company was not a party to any material pending litigation, legal claims or arbitration proceedings.

20. CONCENTRATION AND CREDIT RISK

(a) Customer Concentrations

The Company had the following customers that individually comprised 10% or more of net revenue for the six months ended June 30, 2026 and 2025 as follows:

*	represents percentage less than 10%

	For the six months ended June 30,
	2026	2025
Percentage of the Company’s sales of finished goods
Customer A	53%	*	%
Customer B	47%	*	%
Customer C	* %	100%

FS-28

The Company had the following customers that individually comprised 10% or more of net accounts receivable (including VAT) as of June 30, 2026 and December 31, 2025 as follows:

	As of June 30, 2026		As of December 31, 2025
Percentage of the Company’s accounts receivable
Customer A	92%		*	%
Customer D	*	%	100%

(b) Supplier Concentrations

The Company relies on third parties for the supply of finished goods. In instances where these parties fail to perform their obligations, the Company may find alternative suppliers in the open market.

The Company had the following suppliers that individually comprised 10% or more of net purchases for the six months ended June 30, 2026 and 2025 as follows:

	For the six months ended June 30,
	2026	2025
Percentage of the Company’s net purchase of finished goods
Supplier A	55%	*	%
Supplier B	33%	*	%
Supplier C	* %	100%

*	represents percentage less than 10%

The Company had the following suppliers that individually comprised 10% or more of accounts payable as of June 30, 2026 and December 31, 2025 as follows:

	As of June 30, 2026		As of December 31, 2025
Percentage of the Company’s accounts payable
Supplier B	*	%	100%
Supplier D	93%		*	%

*	represents percentage less than 10%

(c) Credit Risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2026, cash and cash equivalents of $5,939,950 were deposited in financial institutions in the PRC, and each bank account is insured by the PRC government with the maximum limit of RMB500,000 (equivalent to $73,691). To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent with large financial institutions in China which management believes are of high credit quality and the Company also continually monitors their creditworthiness.

The Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

FS-29

21. SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions that occurred after the balance sheet date through the date the unaudited condensed consolidated financial statements were issued and no subsequent events, other than those noted below, occurred that require accrual or disclosure.

In July 2026, the Company completed one round of financing and received net proceeds of approximately $5.8 million, after deducting underwriting discounts, expenses payable by the Company.

On August 10, 2026, the Company completed one round of financing and received net proceeds of approximately $1 million, after deducting underwriting discounts, expenses payable by the Company.

On August 10, 2026, the Company effected a 1-for-45 reverse stock split. The par value per ordinary share was raised proportionally from US$0.0128 to US$0.576. All share quantities and per share data for all presented reporting periods have been retroactively adjusted to reflect the cumulative effect of the 1-for-16 reverse stock split in December 2025, the 1-for-80 reverse stock split on March 12, 2026 and this newly executed 1-for-45 reverse stock split.

During August 2026, the Company generated aggregate gross proceeds of approximately $0.66 million from the issuance of common stock upon the exercise of 761,156 May 2026 Common Warrants.

On August 27, 2026, the Company held an extraordinary general meeting (“EGM”) of shareholders, at which all ten proposals submitted to shareholders were approved by the shareholders. Key approved resolutions include: ratification of the 1-for-45 reverse stock split effective August 10, 2026; adoption of amended and restated memorandum and articles of association; increase of authorized share capital; share capital reduction, re-organization and share subdivision pursuant to the Cayman Islands Companies Act (Revised); adoption of conditional future automatic share-consolidation mechanisms triggered by sustained low-A-share closing-price thresholds; and grant of general authority to directors and Cayman-registered-office provider to implement all foregoing resolutions. Certain of the capital-reorganization resolutions approved at the EGM are subject to satisfaction of applicable Cayman Islands statutory requirements before becoming legally effective. The Seventh Amended and Restated Memorandum and Articles of Association was filed as Exhibit 3.1 to the Company’s Form 6-K furnished with the SEC on August 27, 2026.

FS-30